Mail Stop 4561

October 8, 2009

Jerry D. Chase, President and CEO
Lantronix, Inc.
15353 Barranca Parkway
Irvine, California 92618

      Re: **Lantronix, Inc.**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed October 8, 2009
              File No. 001-16027

Dear Mr. Chase:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via Facsimile (650) 493-6811</u>
       Kelly A. Bolen, Esq.
       Wilson Sonsini Goodrich & Rosati